SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 34 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 11 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 12 of 34 Pages

1	NAME OF REPORTING PERSONS Castlerigg UCITS Funds plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 13 of 34 Pages

1	NAME OF REPORTING PERSONS Merrill Lynch Investment Solutions SICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 14 of 34 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 15 of 34 Pages

1	NAME OF REPORTING PERSONS Pulteney Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 16 of 34 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 17 of 34 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 18 of 34 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 24, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on March 7, 2014 ("Amendment No. 6" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No.7, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Bob Evans Farms, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 2, 5, 6 and 7 as set forth below. As of March 14, 2014, UCITS ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 7 constitutes an exit filing for UCITS.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by (i) Castlerigg Master Investments, Ltd., a British Virgin Islands company ("Castlerigg Master Investment"); (ii) Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company ("Castlerigg Offshore Holdings"); (v) Castlerigg Merger Arbitrage and Equity Event Fund, Ltd., a British Virgin Islands company ("CMAEE Fund"); (vi) Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P., a British Virgin Islands limited partnership ("CMAEE Intermediate"); (vii) Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd., a British Virgin Islands company ("CMAEE Master"); (viii) Castlerigg Global Equity Special Event Fund, Ltd., a British Virgin Islands company ("CGESE Fund"); (ix) Castlerigg Global Equity Special Event Intermediate Fund, L.P., a British Virgin Islands limited partnership ("CGESE Intermediate"); (x) Castlerigg Global Equity Special Event Master Fund, Ltd., a British Virgin Islands company ("CGESE Master"); (xi) Castlerigg UCITS Funds plc, a public limited company formed in the Republic of Ireland ("UCITS"); (xii) Merrill Lynch Investment Solutions SICAV, a société d'investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg ("MLIS"); (xiii) Sandell Investment Services, L.L.C., a Delaware limited liability company ("SIS"); (xiv) Pulteney Street Partners, L.P., a Delaware limited partnership ("Pulteney Partners"); (xv) Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); and (xvi) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC ("Mr. Sandell" and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, UCITS, MLIS, SIS, Pulteney Partners and SAMC, the "Reporting Persons").

CUSIP No. 096761101	SCHEDULE 13D/A	Page 19 of 34 Pages

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate and CGESE Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of UCITS is c/o BNY Mellon Fund Services (Ireland) Limited, Guild House, Guild Street, IFSC, Dublin 1, Ireland. The principal business address of MLIS is c/o State Street Bank Luxembourg S.A., 49 avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg The principal business address of Pulteney Partners is 527 Madison Avenue, 6th Floor, New York, NY 10022. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management services to private individuals and institutions. The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, UCITS, MLIS and Pulteney Partners is to invest in securities. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate and CGESE Master is a company formed under the laws of the British Virgin Islands. Each of Castlerigg Offshore Holdings and SAMC is a Cayman Islands exempted company. UCITS is a public limited company formed under the laws of the Republic of Ireland. MLIS is an open-ended investment company, organized as a société d'investissement à capital variable under the laws of the Grand-Duchy of Luxembourg. Pulteney Partners is a Delaware limited partnership. SIS is a limited liability company incorporated in Delaware. Mr. Sandell is a citizen of Sweden.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer, general partner or managing member, as applicable, of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, UCITS, MLIS, SIS, Pulteney Partners and SAMC is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such entities or individuals owns any shares of Common Stock.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 20 of 34 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock), constituting approximately 8.1% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 24,687,893 shares of Common Stock outstanding as of February 21, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on March 4, 2014.

(i)	Castlerigg Master Investment:
	(a)	As of the date hereof, Castlerigg Master Investment may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(ii)	Castlerigg International:
	(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(iii)	Castlerigg Holdings:
	(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 21 of 34 Pages

4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(iv)	Castlerigg Offshore Holdings:
	(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(v)	CMAEE Fund:
	(a)	As of the date hereof, CMAEE Fund may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(vi)	CMAEE Intermediate:
	(a)	As of the date hereof, CMAEE Intermediate may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(vii)	CMAEE Master:
	(a)	As of the date hereof, CMAEE Master may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 22 of 34 Pages

4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(viii)	CGESE Fund:
	(a)	As of the date hereof, CGESE Fund may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(ix)	CGESE Intermediate:
	(a)	As of the date hereof, CGESE Intermediate may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(x)	CGESE Master:
	(a)	As of the date hereof, CGESE Master may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(xi)	UCITS:
	(a)	As of the date hereof, UCITS may be deemed the beneficial owner of 0 shares of Common Stock.
Percentage: 0%
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 23 of 34 Pages

4.	Shared power to dispose or direct the disposition: 0

(xii)	MLIS:
	(a)	As of the date hereof, MLIS may be deemed the beneficial owner of 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(xiii)	SIS:
	(a)	As of the date hereof, SIS may be deemed the beneficial owner of 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(xiv)	Pulteney Partners:
	(a)	As of the date hereof, Pulteney Partners may be deemed the beneficial owner of 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock).
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)

(xv)	SAMC:
	(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock).
Percentage: Approximately 6.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 24 of 34 Pages

4.	Shared power to dispose or direct the disposition: 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)

(xvi)	Mr. Sandell:
	(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock), constituting approximately 8.1% of the shares of Common Stock outstanding.

(b) By virtue of investment management agreements with Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock) beneficially owned by Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners. By virtue of an investment management agreement with MLIS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock) beneficially owned by MLIS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

(c) Information concerning all transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No.6 is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) As of March 14, 2014, UCITS ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 7 constitutes an exit filing for UCITS.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 096761101	SCHEDULE 13D/A	Page 25 of 34 Pages

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 12 and is incorporated by reference herein.

The Reporting Persons have purchased call option contracts covering 386,500 shares of Common Stock with an exercise date of September 30, 2014 and a strike price of $55.00.

Other than the joint filing agreement filed as an exhibit hereto, the options and items otherwise described in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
12	Joint Filing Agreement, dated March 18, 2014.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 26 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2014

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 27 of 34 Pages

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 28 of 34 Pages

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG UCITS FUNDS PLC, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Castlerigg Merger Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 29 of 34 Pages

MERRILL LYNCH INVESTMENT SOLUTIONS SICAV, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Merger Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

PULTENEY STREET PARTNERS, LP

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Sean McCooey
Name:	Sean McCooey
Title:	Managing Member

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 30 of 34 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CASTLERIGG MASTER INVESTMENT, CASTLERIGG INTERNATIONAL, CASTLERIGG HOLDINGS, CMAEE FUND AND CMAEE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund and CMAEE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund director	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Partner, Notz Stucki Asset Managers	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG OFFSHORE HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Offshore Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Adam Hoffman	Director	United States	Legal Counsel of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CMAEE INTERMEDIATE AND CGESE INTERMEDIATE

The following sets forth the name, position, business address and citizenship of the general partner of each of CMAEE Intermediate and CGESE Intermediate. The managing member of Sandell Advisors, L.L.C. is Thomas E. Sandell.

Name	Position	Citizenship	Business Address
Sandell Advisors, L.L.C.	General Partner	Delaware	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 096761101	SCHEDULE 13D/A	Page 31 of 34 Pages

CGESE FUND AND CGESE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of CGESE Fund and CGESE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

UCITS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of UCITS.

Name	Position	Citizenship	Principal Occupation	Business Address
Adam Hoffman	Director	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Roddy Stafford	Director	Ireland	Company Director	6 Winton Road, Dublin 6, Ireland
Christian Currivan	Director	Ireland	Lawyer	33 Sir John Rogerson's Quay, Dublin 2, Ireland
Shreyas Gupta	Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Hugh Magee	Director	Ireland	Equity Analyst Manager at SAMC	42-44 Grosvenor Gardens, London, SW1W 0EB, United Kingdom

MLIS

The following sets forth the name, position, principal occupation, business address and citizenship of each director and dirigeant of MLIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Jean-Claude Wolter	Director	Luxembourg	Honorary Lawyer	11B Boulevard Joseph II, L-1840 Luxembourg
Jocelyn Kiefe	Director	France	Director	Fund Solutions Group, Merrill Capital Markets (France) S.A.S., 112 avenue Kléber, 75116 Paris, France
Paul Guillaume	Director	Luxembourg	Managing Partner	Altra Partners S.A., 370, Route de Longwy, L-1940, Luxembourg

CUSIP No. 096761101	SCHEDULE 13D/A	Page 32 of 34 Pages

Raymond Blokland	Director	Netherlands	Managing Director	Merrill Lynch International, 33 rue du Puits Romain , L-8070 Bertrange, Luxembourg
Paul Holmes	Director	United Kingdom	Head of Distribution of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Miriam Muller	Director	Ireland	Head of Product Development of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Bertram Welsch	Dirigeant	Germany	Director	Caso Asset Management S.A., European Bank & Business Centre, 6B, route de Treves, L-2633 Senningerberg, Luxembourg
Thomas Nummer	Dirigeant	Germany	Managing Director	Carne Global Financial Services Luxembourg S.à.r.l, European Bank and Business Centre, 6B route de Trèves – L-2633 Senningerberg, Luxembourg

PULTENEY PARTNERS

The following sets forth the name, position, citizenship and business address of the general partner of Pulteney Partners. The managing member of Pulteney Street, G.P., LLC is Sean McCooey, a United States citizen.

Name	Position	Citizenship	Business Address
Pulteney Street, G.P., LLC	General Partner	Delaware	527 Madison Avenue, 6th Floor, New York, NY 10022

SIS

The following sets forth the name, position, citizenship, principal occupation and business address of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director and executive officer of SAMC.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 33 of 34 Pages

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Thomas E. Sandell	Chief Executive Officer	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Anthony Bavaro	Chief Financial Officer	United States	Chief Financial Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Adam Hoffman	Chief Compliance Officer	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Alejandro Mazier	Senior Managing Director	United States	Senior Managing Director at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 096761101	SCHEDULE 13D/A	Page 34 of 34 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons since the filing of Amendment No. 6. The following transactions are the result of an internal transfer of Common Stock from UCITS to MLIS.

UCITS

Trade Date	Shares Transferred - In (Out)	Price Per Share ($)
3/14/2014	(194,315)	49.99

MLIS

Trade Date	Shares Transferred - In (Out)	Price Per Share ($)
3/14/2014	194,315	49.99